82-1565

**BURNS, PHILP & COMPANY LIMITED**
ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
[redacted]

03 MAR -3 AM 7:21

03007032

# FACSIMILE

| | |
|---|---|
| To: | OFFICE OF INTERNATIONAL CORPORATE FINANCE |
| Company: | SECURITIES AND EXCHANGE COMMISSION, U.S.A. |
| Facsimile No: | 0011 1 202 942 9624 |
| From: | HELEN GOLDING – Company Secretary |
| Date: | 3 March, 2003 |
| SUBJECT: | 12g3-2(b) Exemption Number: 82-1565 |
| No of Pages: | 34 pages (including cover sheet) |

SUPPL

## EXTENSION OF OFFER PERIOD / CUT OFF SUPPLEMENTARY

Please see attached copy of an announcement released to the Australian Stock Exchange today.

Yours sincerely

HELEN GOLDING
Company Secretary/Group Legal Counsel

PROCESSED
MAR 10 2003
THOMSON
FINANCIAL

Attach:

dlw 3/3

Burns Philp

**BURNS, PHILP & COMPANY LIMITED**
ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9259 1371
TEL: INT'L +61 (2) 9259 1371
FAX: (02) 9247 3272

3 March 2003

Mr Graham Gates
Announcements Officer
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Mr Gates

**ACQUISITION OF SHARES IN GOODMAN FIELDER LIMITED**

Burns, Philp & Company Limited (**Burns Philp**) refers to the takeover bid by its wholly owned subsidiary BPC1 Pty Limited (**BPC1**), for all the Goodman Fielder Limited (**Goodman Fielder**) ordinary shares (the **Offer**) and the Bidder's Statement for the Offer dated 19 December 2002 (the **Bidder's Statement**).

**Extension of offer period**

Burns Philp announces that the board of directors has resolved to extend the offer period. The offer will now close at **7.00pm (Sydney time) on 28 March 2003**.

The formal documents in relation to this extension will be lodged and dispatched today.

**Cut-Off Supplementary Bidder's Statement**

Burns Philp confirms, as previously announced, that it has completed the documentation for its external funding for the bid. Burns Philp is required under the terms of the undertakings provided to the Takeovers Panel, to provide shareholders with further information on the terms of these arrangements.

Burns Philp attaches the third (cut-off) supplementary bidder's statement dated 3 March 2003 (which supplements the Bidder's Statement, first supplementary bidder's statement dated 3 January 2003 and second supplementary bidder's statement dated 14 January 2003).

Yours sincerely

HELEN GOLDING
Company Secretary

**This is an important document and requires your immediate attention. If you are in any doubt as to how to act, you should consult your financial or legal adviser as soon as possible.**

# Third (Cut-Off) Supplementary Bidder's Statement

**by BPC1 Pty Limited** ABN 45 101 665 918
a wholly owned subsidiary of

## Burns, Philp & Company Limited ABN 65 000 000 359

to purchase all of your ordinary shares in

## Goodman Fielder Ltd ABN 44 000 003 958

for

## $1.85 a share.*

Please call the toll-free Goodman Fielder Offer Information Line on **1300 888 943** (callers in Australia) or **0800 006 675** (callers in New Zealand) if you require assistance. For legal reasons calls to these numbers will be recorded.

**Burns Philp**

# $1.85 a share*

* In the offer dispatched to Goodman Fielder shareholders on 3 January 2003, Burns Philp offered $1.85 a Goodman Fielder share. The terms of the offer made it clear that Burns Philp would be entitled to all dividends after 3 January 2003 (or the offer price would be reduced by the amount of the dividend). In the last 7 weeks Goodman Fielder has announced two dividends.

On 12 February 2003, Goodman Fielder declared a final dividend of 3.5 cents per share, payable on 14 March 2003. The record date for this dividend was 21 February 2003. Goodman Fielder shareholders who were on the register at that time would be entitled to receive the amount of the final dividend, being 3.5 cents. The offer price was adjusted to $1.815 to reflect this dividend.

On 19 February, Goodman Fielder announced a special dividend of 20 cents a Goodman Fielder share, payable on 11 April 2003. The record date for the special dividend is 7 March 2003. After the record date, shareholders on the register at that time will then be entitled to receive the special dividend (even though the payment date is not until 11 April 2003). For this reason, the offer price will (on 7 March 2003) be adjusted by the amount of the special dividend, being 20 cents, and the effective offer price will then be $1.615 a Goodman Fielder share.

# BPC1 Pty Limited (ABN 45 101 665 918) Third (Cut-Off) Supplementary Bidder's Statement

## 1 Introduction

This document is a supplementary bidder's statement. It is the third supplementary bidder's statement issued by BPC1 Pty Limited (ABN 45 101 665 918) (**BPC1**) (a wholly owned subsidiary of Burns, Philp & Company Limited (ABN 65 000 000 359) (**Burns Philp**)) in relation to BPC1's off-market takeover bid for Goodman Fielder Ltd (ABN 44 000 003 958) (**Cut-Off Supplementary Bidder's Statement**).

This Cut-Off Supplementary Bidder's Statement supplements, and should be read together with, BPC1's:

- bidder's statement dated 19 December 2002 (**Original Bidder's Statement**)
- first supplementary bidder's statement dated 3 January 2003 (which annexed a copy of the letter from the Chairman of Burns Philp sent together with the Original Bidder's Statement); and
- second supplementary bidder's statement dated 14 January 2003 (**Second Supplementary Bidder's Statement**).

## 2 Overview

### 2.1 Status of conditions and Facilities

On 21 February 2003, Burns Philp made an announcement to the ASX confirming the execution of the Term Loan B documentation, the receipt of proceeds under its US$210 million Senior Subordinated Note Issue (announced to ASX on 13 February 2003), the satisfaction or waiver of a number of conditions to BPC1's offer to acquire all the ordinary shares in Goodman Fielder Ltd (**Goodman Fielder**) for $1.85 each share (before adjustment for dividends) dated 3 January 2003 (**Offer**) and the extension of the closing date for the Offer to 14 March 2003.

A copy of that announcement is attached as Annexure A to this Cut-Off Supplementary Bidder's Statement.

### 2.2 Finalisation of documentation for the Facilities

On 9 January 2003, following an application to the Takeovers Panel (**Panel**) by Goodman Fielder, Burns Philp gave an undertaking to the Panel pursuant to which Burns Philp agreed (among other things) upon finalisation of the documentation for the Facilities, to prepare and send to Goodman Fielder shareholders a supplementary bidder's statement which:

- sets out (in a similar style and detail to the description of the terms of the Term A Facility in Part 1 Annexure E of the Original Bidder's Statement) the events of default and preconditions to each of the Facilities;
- sets out the preconditions of drawdown of the Facilities and to the condition specified in clause 9.6(q) of the Original Bidder's Statement (**Finance Condition**) which remain to be satisfied as at the date of the supplementary bidder's statement;
- advises of the status of those events of default and preconditions (to the best, current knowledge of Burns Philp);

- provides certain information regarding the right of Goodman Fielder shareholders to withdraw their acceptance of the Offer under certain circumstances (**Withdrawal Facility**); and
- encloses a form for notice of withdrawal under the Withdrawal Facility (**Withdrawal Form**).

This information is disclosed in this Cut-Off Supplementary Bidder's Statement.

Much of the information disclosed in Appendix B, Part 1 of this Cut Off Supplementary Bidder's Statement in relation to the conditions precedent to the availability and drawdown of the Term A Facility has already been disclosed in the Original Bidder's Statement, however for ease of reference it is reproduced here.

## 3 Funding

### 3.1 Overview of funding to pay for Goodman Fielder Shares

Burns Philip proposes to pay for the Goodman Fielder Shares acquired under the Offer using cash reserves and the Term A Facility.

(a) **Cash reserves**

Burns Philp unconditionally bought and paid for 14.8% of Goodman Fielder on 12 December 2002 using cash from its reserves (costing A$326 million). Burns Philp's on-market acquisition of ordinary shares of Goodman Fielder on 6 February 2003 was also funded by cash from its reserves of approximately A$70 million.

Following these on-market acquisitions, Burns Philp and its wholly owned subsidiaries have, as at the date of this Cut-Off Supplementary Bidder's Statement, cash reserves of approximately A$685 million cash available (including the proceeds of the Senior Subordinated Notes issue of US$210 million which were received on 20 February 2003) to finance the acquisition of Goodman Fielder Shares under the Offer. Burns Philp has already received the proceeds of the Senior Subordinated Notes. Therefore the conditions precedent in relation to that funding have been satisfied and have not been set out in this Cut-Off Supplementary Bidder's Statement.

(b) **Term A Facility**

The balance of the cash for the acquisition of Goodman Fielder Shares under the Offer will be provided under the Term A Facility.

In respect of the Term A Facility, a TLA Senior Funding Agreement dated 16 January 2003, a Term A Facility Agreement dated 16 January 2003 and a Revolving Facility Agreement dated 16 January 2003 have been executed. These were amended (with some minor conforming amendments to ensure consistency with the TLB documentation) and restated by further documentation executed on 21 February 2003.

### 3.2 Overview of funding for other purposes

In addition to paying for Goodman Fielder shares acquired under the Offer, Burns Philp will discharge some of Burns Philp's existing debt, and lend (or procure the loan) to Goodman Fielder funds to enable Goodman Fielder to discharge all of its interest bearing debt. For these purposes, Burns Philp will use the balance of the proceeds available from the cash reserves and the Term A Facility (mentioned above) in addition to the following facilities, the documentation for which has now been executed:

(a) a Subordinated Bridge Facility Agreement dated 16 January 2003 in relation to the Capital Notes Bridge Loan;

(b) a **US$270 million** TLB Credit Agreement dated 20 February 2003 in relation to the Term Loan B Facility, which was amended and restated by further documentation executed on 26 February 2003; and

(c) a **US$65 million** TLB Tranche 2 Credit Agreement dated 20 February 2003 in relation to the TLB Tranche 2 Facility, which was amended and restated by further documentation executed on 3 March 2003.

The TLA documentation referred to under heading 3.1(b) above and the documents referred to in paragraphs 3.2(a) to (c) above are collectively referred to in this Cut-Off Supplementary Bidder's Statement as the **Facilities**.

Since the Senior Subordinated Notes issue has been completed, there was no need for Burns Philp to take out the Subordinated Bridge Loan referred to in section 6.5 of the Original Bidder's Statement, and this has not been effected.

### 3.3 Conditions precedent to availability

The availability of the Facilities, and the ability to draw down under the Facilities, is subject to a number of conditions precedent, as set out in Annexure B to this Cut-Off Supplementary Bidder's Statement.

The status of each condition set out in Annexure B, at the date of this Cut-Off Supplementary Bidder's Statement is indicated in the right hand column of Annexure B. As at the date of this Cut-Off Supplementary Bidder's Statement, Burns Philp is not aware of any reason that the conditions precedent will not be satisfied.

### 3.4 Events of default

The Facilities are subject to events of default, as set out in Annexure C to this Cut-Off Supplementary Bidder's Statement.

Neither BPC1 nor Burns Philp is aware, as at the date of this Cut-Off Supplementary Bidder's Statement, of the occurrence of any event of default or any circumstances that would lead to an event of default.

## 4 Withdrawal Facility

The Withdrawal Facility allows you to withdraw your acceptance of the Offer under certain circumstances. You can exercise your right to withdraw your acceptance of the Offer under the Withdrawal Facility until it lapses. The Withdrawal Facility lapses at the time (the **Cut-Off Time**) which is the earlier of:

- the time (if any) at which BPC1 declares the Offer free of the Finance Condition; and
- 7:00pm (Sydney time) on the day which is 10 calendar days after the date of dispatch of this Cut-Off Supplementary Bidder's Statement, being March 2003.

You can exercise your right to withdraw your acceptance of the Offer by giving written notice on the Withdrawal Form to Burns Philp no later than the Cut-Off Time.

A Withdrawal Form is enclosed with this Cut-Off Supplementary Bidder's Statement and may also be obtained by:

- calling the Goodman Fielder Offer Information Line on 1300 888 943 (callers in Australia) or 0800 006 675 (callers in New Zealand) (callers outside Australia and New Zealand should call int+61 2 9240 7512);
- faxing a request to 1300 724 333 (in Australia) or int+61 2 9240 7514 (outside Australia); or
- emailing a request to **burnsphilp@gscom.com.au**.

To exercise your rights under the Withdrawal Facility:

- **if Your Goodman Fielder Shares are held on Goodman Fielder's issuer sponsored subregister** – you must complete and return a Withdrawal Form prior to the Cut-Off Time;
- **if Your Goodman Fielder Shares are held in a CHESS Holding** – you may either instruct your Controlling Participant (normally your broker) to withdraw your acceptance, or authorise BPC1 to do so for you by completing and returning a Withdrawal Form prior to the Cut-Off Time; or

- **if you are a Broker or Non-Broker Participant –** you must transmit a Valid Originating Message to the SCH specifying the Shares to be released from the Offer Accepted Sub-Position in accordance with Rule 16.5 of the SCH Business Rules, prior to the Cut-Off Time.

To be effective, the Withdrawal Form must be received by BPC1 at the address in Australia specified on the Withdrawal Form before the Cut-Off Time.

Acceptances made after the Cut-Off Time, and acceptances made and not withdrawn before the Cut-Off Time, will not be able to be withdrawn under the Withdrawal Facility.

If you exercise your withdrawal rights under the Withdrawal Facility, you will still be able to re-accept the offer after the Cut-Off Time.

## 5 Burns Philp's intentions in New Zealand

Section 5 of the Original Bidder's Statement sets out Burns Philp's and BPC1's intentions in relation to various matters, including any major changes to the business of Goodman Fielder and any redeployment of the fixed assets of Goodman Fielder.

In connection with the approval to the Offer recently obtained from the New Zealand Commerce Commission, Burns Philp has given an undertaking to the Commerce Commission to divest the yeast operations of its wholly-owned subsidiary, New Zealand Food Industries Limited.

However, this undertaking does not alter Burns Philp's or BPC1's intentions in relation to the business or assets of Goodman Fielder. Those intentions continue to be as set out in section 5 of the Original Bidder's Statement.

## 6 Other notices

Goodman Fielder shareholders and option holders should read the Original Bidder's Statement and all supplementary bidder's statements carefully.

Unless the context otherwise requires, terms defined in the Original Bidder's Statement have the same meaning in this Cut-Off Supplementary Bidder's Statement.

A copy of this Cut-Off Supplementary Bidder's Statement has been lodged with ASIC. Neither ASIC nor any of its officers take any responsibility for the content of this Cut-Off Supplementary Bidder's Statement.

This Cut-Off Supplementary Bidder's Statement contains statements made by, or statements based on statements made by, Burns Philp. Burns Philp has consented to the inclusion of:

- each statement it has made; and
- each statement which is based on a statement it has made.

Signed on behalf of BPC1 following a resolution of the directors of BPC1.

Helen Golding – Secretary
BPC1 Pty Limited

Dated: 3 March 2003

# Annexure A – Announcement of 21 February 2003

**Burns Philp**

**BURNS, PHILP & COMPANY LIMITED**
ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9259 1111
TEL: INT'L +61 (2) 9259 1111
FAX: (02) 9247 3272

21 February 2003

Mr Graham Gates
Announcements Officer
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Mr Gates

**ACQUISITION OF SHARES IN GOODMAN FIELDER LIMITED**

Burns, Philp & Company Limited (**Burns Philp**) refers to the takeover bid by its wholly owned subsidiary BPC1 Pty Limited (**BPC1**), for all the Goodman Fielder Limited (**Goodman Fielder**) ordinary shares (the **Offer**), and the Bidder's Statement for the Offer dated 19 December 2002 (**Bidder's Statement**).

**Financing**

Burns Philp has now completed the facility documentation for the funding arrangements for the acquisition of Goodman Fielder shares under the Offer.

- **Term Loan B executed**

Burns Philp announces that it has today completed and executed documentation for the Term Loan B facility. The funds will be available by way of two tranches, being the 'TLB' for $US270 million and the 'TLB Tranche 2' for $US65 million, which together comprise US$335 million (approximately A$561 million).

The Term Loan B is a 6 year senior secured credit facility. The conditions precedent to draw down and the events of default in the final documentation are consistent with section 6.5(b) and Annexure E of the Bidder's Statement, being terms substantially the same as the Term A Facility (executed on 16 January 2003).

Burns Philp has also agreed to make some minor conforming amendments to the Term A Loan facility to ensure consistency with the Term Loan B. The conditions precedent to draw down and the events of default of the Term A Loan facility, as disclosed in the Bidder's Statement, have not changed (other than some immaterial drafting changes).

- **Unsecured senior subordinated note issue – cash received**

The US$210 million senior subordinated note issue, referred to in Burns Philp's announcement of 13 February 2003, have now been settled and the proceeds have now been received by Burns Philp (on Thursday, 20 February 2003 (New York time)).

- **Pre-conditions to drawdown**

In accordance with Burns Philp's undertakings to the Takeovers Panel, Burns Philp will make full disclosure in a Cut-off Supplementary Bidder's Statement (the **Cut-off Supplementary**) of the pre-conditions to drawdown and events of default to each of the Facilities (as defined in the Bidder's Statement).

INCORPORATED IN NEW SOUTH WALES AUSTRALIA IN 1883
PRINCIPAL COMPANY OF THE BURNS PHILP GROUP OF COMPANIES

The necessary opinions and certificates required to satisfy many of the pre-conditions to drawdown are now in a form agreed with the financiers and will be executed and delivered early next week.

We expect to send shareholders a copy of the Cut-off Supplementary next week.

**Accounting Conditions waived**

Burns Philp refers to Goodman Fielder's half year 2003 results and supplementary target's statement released, in accordance with its undertakings to the Takeovers Panel, on 14 February 2003. As Burns Philp announced on 6 February 2003, it has considered whether to waive the Accounting Conditions (clauses 9.6(g) and 9.6(h) of the Bidder's Statement) (the **Accounting Conditions**) on the basis of these documents.

Burns Philp announces that the directors today resolved to waive the Accounting Conditions.

A formal notice that the Offer has been freed from the defeating condition in clause 9.6(g) (Earnings Confirmation) and clause 9.6(h) (Liabilities Confirmation) of the Bidder's Statement, as required under paragraph 650F(3)(a) of the Corporations Act, is annexed.

**Regulatory Approval Conditions**

The New Zealand Commerce Commission has today approved the acquisition of Goodman Fielder shares by BPC1 under the takeover bid.

Burns Philp has now received all necessary regulatory approvals or consents that are required to proceed with the Offer. Burns Philp confirms that conditions 9.6(a) to (d) of the Offer have now been satisfied. A formal notice under section 630(4) of the Corporations Act is annexed.

In connection with the New Zealand Commerce Commission approval, Burns Philp has given an undertaking to the Commerce Commission to divest the yeast operations of its wholly-owned New Zealand subsidiary, New Zealand Food Industries Limited (NZFI). This undertaking does not extend to NZFI's bakery ingredients operations. The total EBIT contribution of the New Zealand business (including the ingredients operations) for the year to 30 June 2002 was approximately AUD$3 million, or approximately 1.5% of the Burns Philp Group's total EBIT for that period.

As all required regulatory approvals have now been received, Burns Philp satisfies a further condition, namely condition 9.6(e) (Other regulatory approvals) of the Offer. Formal notice that this condition has been fulfilled is annexed.

**Extension of offer period**

Burns Philp announces that the board directors today resolved to extend the offer period. The offer will now close at **7.00pm (Sydney time) on 14 March 2003**.

The formal documents in relation to this extension will be lodged and dispatched today.

Yours sincerely

**HELEN GOLDING**
Company Secretary

## BPC1 Pty Limited (ABN 45 101 665 918)
## Company notice - section 650F Corporations Act
## Notice that defeating condition to takeover bid has been freed

**To: Goodman Fielder Limited (GMF); and Australian Stock Exchange Limited.**

For the purposes of section 650F of the Corporations Act, BPC1 Pty Limited gives notice declaring that:

1 its offers dated 3 January 2003 for all the ordinary shares in GMF (**Offers**) are free from the condition set out in clause 9.6(g) (Earnings Confirmation) of its bidder's statement dated 19 December 2002 (**Bidder's Statement**); and

2 the Offers are free from the condition set out in clause 9.6(h) (Liabilities Confirmation) of the Bidder's Statement; and

3 as at the date of this notice, its voting power in GMF is 21.06%.

Date: 21 February 2003

**BPC1 Pty Limited (ABN 45 101 665 918)**

**Company notice - subsection 630(4) Corporations Act**

**Notice that defeating condition to takeover bid fulfilled**

**To: Goodman Fielder Limited (GMF); and Australian Stock Exchange Limited.**

For the purposes of subsection 630(4) of the Corporations Act, BPC1 Pty Limited gives notice declaring that the conditions to its offers dated 3 January 2003 for all the ordinary shares in GMF, as set out in clause 9.6(c) (New Zealand Commerce Commission approval) and clause 9.6(e) (Other regulatory approvals) of its bidder's statement dated 19 December 2002, have been fulfilled (so the offers have become free of these conditions).

Date: 21 February 2003

# Annexure B – Conditions precedent

In this Annexure B:

✓ means satisfied

✓** means satisfied to date but is required to be confirmed/updated at or close to drawdown

* means that the relevant documentation is in substantially agreed form and that execution and delivery is expected within the next 5 days

** means this condition can only be confirmed/performed at or close to drawdown, but BPC1 and Burns Philp expect that the condition would be satisfied if drawdown was required in 5 days

---

**PART 1 – TERM A FACILITY**

The commitment of Credit Suisse First Boston (**CSFB**), BOS International (Australia) Limited (**BOS**) and Credit Agricole Indosuez Australia Limited (**Credit Agricole**) (together the **Underwriters**) to underwrite the Term A Facility is subject to the following conditions, as set out in the TLA Senior Funding Agreement:

| Condition precedent | Status |
|---|---|
| (a) (**Satisfactory documentation**) the execution and, where applicable, delivery of (i) an original copy of the Term A Facility Agreement, the Revolving Facility Agreement and the TLA Senior Funding Agreement (the **TLA Facility Agreements**) and (ii) each of the transaction documents referred to in the TLA Facility Agreements (other than certain security documents) in a form satisfactory to the Underwriters (the **TLA Transaction Documents**); and | (i) – ✓<br>(ii) – * |
| (b) **(No material adverse change)**<br>(1) there not having occurred any event, change or condition (each such event, change or condition, a **Relevant Event**) that has had, or could reasonably be expected to have, a material adverse effect on the business, financial or trading position, assets or liabilities, profitability or prospects of Goodman Fielder or any of its subsidiaries, taken as a whole, since 30 June 2002 (except for:<br>(A) such events, changes or conditions disclosed in public filings by Goodman Fielder or any of its subsidiaries prior to 16 January 2003; and<br>(B) any event, change or condition that may arise as a consequence of the announcement or consummation of the Offer or the financing therefor,<br>and that occurs, is announced or is made or becomes known to Burns Philp (whether or not it is made public) (it being understood that a Relevant Event includes where it becomes known to Burns Philp that information publicly filed by Goodman Fielder or any of its subsidiaries is, or is likely to be, incomplete, incorrect or untrue or misleading);<br>(2) there not having occurred any event, change or condition that has had, or could reasonably be expected to have, a material adverse effect on the business, assets, operations, financial condition or | ✓** |

| Condition precedent | | Status |
|---|---|---|
| | prospects of Burns Philp and its subsidiaries, taken as a whole, since 30 June 2002 (excluding any event, change or condition that may arise as a consequence of the announcement or consummation of the Offer or the financing therefor) (it being understood that the Underwriters are not aware of any event, change or condition that has had, or could reasonably be expected to have, such a material adverse effect from 30 June 2002 to 16 January 2003); and<br>(3) the absence of a disruption or adverse change in financial, banking or capital markets, or in the market for new issuances of leveraged loans in each case, that could reasonably be expected to materially adversely affect the syndication of the Term A Facility and the Revolving Facility; and | |
| (c) | **(Compulsory acquisition)** that during or at the end of the Offer Period:<br>(1) Burns Philip and its associates have a relevant interest in at least 90% (by number) (disregarding any relevant interests that BPC1 has in Goodman Fielder Shares merely because of the operation of section 608(3) of the Corporations Act) of the Goodman Fielder Shares; and<br>(2) BPC1 has acquired for at least 75% (by number) of the Goodman Fielder Shares that BPC1 offered to acquire under the Offer (whether the acquisitions happened under the Offer or otherwise); and | Will be satisfied if the corresponding bid condition is satisfied |
| (d) | **(Regulatory)** that all approvals or consents that are required by law, or by any public authority, as are necessary to permit:<br>(1) the Offer to be lawfully made to and accepted by Goodman Fielder's shareholders; and<br>(2) the transactions referred to in the TLA Facility Agreements,<br>have been granted, given, made or obtained on an unconditional basis, remain in full force and effect in all respects, and have not become subject to any notice, intimation or indication of intention to revoke, suspend, restrict, modify or not renew the same; and | √** |
| (e) | **(Goodman Fielder dividends)** Burns Philp and its subsidiaries and associates from time to time (the **Group**) has not, before Burns Philp acquires all of the issued shares of Goodman Fielder, consented to, approved or agreed to the payment or declaration of any dividends by Goodman Fielder or the making of any distributions by Goodman Fielder to its shareholders without the prior written consent of the Facility Agent acting on the instructions of the Underwriters; and | √** (within Burns Philp's sole control) |
| (f) | **(EBITDA)** that after giving pro forma effect to the acquisition of Goodman Fielder and the financing therefor (including with respect to any reduction in the amount of any senior debt to be used to finance the transactions referred to in the TLA Facility Agreements) on the first drawdown date:<br>(1) the ratio of consolidated total debt to pro forma consolidated adjusted LTM EBITDA (as defined in the TLA Senior Funding Agreement) shall not exceed 4.50 to 1.00; and | √** |

| Condition precedent | | | Status |
|---|---|---|---|
| | (2) | the ratio of consolidated senior debt (that is, the Group's consolidated financing liabilities other than financing liabilities subordinated to the financing liabilities under the TLA Transaction Documents) to pro forma consolidated adjusted LTM EBITDA (as defined in the TLA Senior Funding Agreement) shall not exceed 3.00 to 1.00;<br><br>**LTM EBITDA** means, for a period, the aggregate of EBITDA (being the sum of EBIT for the Group for that period and depreciation and amortisation on fixed and other assets (including goodwill) of the Group on a consolidated basis during that period) for that period plus agreed cost savings for that period. | |
| (g) | **(Financial information)** that the Underwriters have received: | | |
| | (1) | audited consolidated balance sheets and related statements of income, stockholders' equity and cash flows of Burns Philp for the 2000, 2001 and 2002 fiscal years; and | ✓ |
| | (2) | unaudited consolidated balance sheets and related statements of income, stockholders' equity and cash flows of Burns Philp for:<br>(A) each subsequent fiscal quarter ended 45 days before the first drawdown date; and<br>(B) each fiscal month after the most recent 2003 fiscal quarter for which financial statements were received by the Underwriters as described above and ended 30 days before the first drawdown date; and | ✓** (within Burns Philp's sole control) |
| | (3) | pro forma consolidated balance sheets and related pro forma consolidated statements of income, and cash flows of Burns Philp as of and for the 12 months ended 30 June 2002 and 31 December 2002, prepared after giving effect to the transactions referred to in the TLA Facility Agreements as if the transactions referred to in the TLA Facility Agreements had occurred as of such dates (in the case of each such balance sheet) or at the beginning of such periods (in the case of such other financial statements); and | * (within Burns Philp's sole control) |
| (h) | **(No litigation)** that there shall be no litigation, governmental, administrative or judicial action, actual or threatened, that could reasonably be expected to restrain, or prevent the transactions referred to in the TLA Facility Agreements or the other transactions contemplated thereby (other than a determination by ASIC or the Takeovers Panel in exercise of the powers and discretions conferred by Chapter 6 of the Corporations Act 2001 (Cth)); and | | ✓** |
| (i) | **(No amendment or variation of offer)** evidence that the Offer has not been amended or varied (other than the waiver of the 90% minimum acceptance condition) since first issue of the Offer without the prior written consent of the Facility Agent acting on the instructions of the Underwriters (such consent is not required unless the amendment or variation would result in: | | ✓** (within Burns Philp's sole control) |
| | (1) | the bid price for each share of Goodman Fielder under the Offer being an amount which, when multiplied by the aggregate number of all shares being bid for by Burns Philp, would exceed the total commitment of the TLA Facilities, Term Loan B Facility, TLB Tranche 2 Facility and the Capital Notes Bridge Loan and the other sources of | |

| Condition precedent | | Status |
|---|---|---|
| | funding (other than the Revolving Facility) to enable the acquisition of all of the shares of Goodman Fielder; or<br>(2) any condition of the Offer that is also a condition to borrowing under the TLB Credit Agreement, TLB Tranche 2 Credit Agreement or the Capital Notes Bridge Facility Agreement, being waived,<br>and without limiting the 90% minimum acceptance condition, no consent of CSFB, in its capacity as the Facility Agent (**Facility Agent**), is required for BPC1 to drop its condition of the Offer with respect to having a relevant interest in at least 90% (by number) (disregarding any relevant interests BPC1 has in Goodman Fielder Shares merely because of the operation of section 608(3) of the Corporations Act) of the ordinary shares in Goodman. | |
| (j) | (**No acquisitions**) that Burns Philp will not acquire any business or any shares in any other company (other than acquisitions by Burns Philp which the Underwriters are aware of and including for the avoidance of doubt the acquisition of the Fleischmann business unit from Kraft Foods International Inc.) until the earlier of:<br>(1) the date Burns Philp acquires all the Goodman Fielder Shares; or<br>(2) Burns Philp has withdrawn its offer for the Goodman Fielder Shares, | √** (within Burns Philp's sole control) |
| (k) | (**Other conditions satisfied**) (i) compliance with and satisfaction of or waiver by Burns Philp of the bid conditions; and (ii) satisfaction and waiver of the conditions precedent set out in the TLB Credit Agreement, the TLB Tranche 2 Credit Agreement and the Capital Notes Bridge Loan. | (i) – Will be satisfied if the corresponding bid conditions are satisfied<br>(ii) – ** |

In addition to the conditions precedent set out above, the TLA Senior Funding Agreement contains additional conditions to the drawing down of funds under the Term A Facility. These conditions are as follows:

| Condition precedent | | Status |
|---|---|---|
| (a) | a certificate of currency from a reputable insurance broker in relation to the Group's global insurance policies together with a report from that insurance broker confirming that those policies comply with the provisions of the TLA Senior Funding Agreement; | √ |
| (b) | a copy of the current agreed hedging program; | √ |
| (c) | evidence that the commitments of each lender under the term loan facility agreement dated 2 August 2001 and the revolving loan facility agreement dated 2 August 2001 between Burns Philp, CSFB and others will be fully cancelled and all moneys actually or contingently owing to each lender under those agreements will be fully repaid on and from the funding portions on the first drawdown date under the Facility Agreements, and that those agreements will cease to be transaction documents for the purposes of the Security Trust Deed and the debenture stock issued for the benefit of those lenders redeemed and cancelled; | ** |

| Condition precedent | | Status |
|---|---|---|
| (d) | a certified copy of: | |
| | (i) the Original Bidder's Statement; and | ✓ |
| | (ii) all supplementary bidder's statements to that document; | ✓** |
| (e) | a copy of each authorisation that is necessary or desirable for any member of the Group to enable it to enter into any of the TLA Transaction Documents other than in respect of certain securities; | ✓ |
| (f) | receipt by Burns Philp of an amount of not less than A$50,000,017.80 from the exercise of 250,000,089 options to acquire shares in Burns Philp; | ✓ |
| (g) | evidence that on the first drawdown date, all of the Goodman Fielder Shares that have been acquired by BPC1 by the first drawdown date will have been transferred to a sponsored holding of which a person nominated by the lenders is the controlling participant; | ✓** (within Burns Philp's sole control) |
| (h) | a group structure chart; | ✓ |
| (i) | legal opinions from various Australian and foreign legal counsel to the Burns Philp Group and the lenders other than in respect of certain securities; | * |
| (j) | where the funding portion is to be utilised for the purpose of acquiring shares in Goodman Fielder, CSFB has received written confirmation from the share registrar of BPC1 certifying the number of shares in Goodman Fielder in respect of which BPC1 has received acceptances; | ✓** (within Burns Philp's sole control) |
| (k) | a certificate is provided in respect of each member of the Group that is to execute a TLA Transaction Document, dated no earlier than the fifth business day before the date of the first drawdown notice attesting to certain formal matters; | ** (within Burns Philp's sole control) |
| (l) | if required, evidence that duty has been paid on the TLA Transaction Documents and that these agreements have been registered in all relevant jurisdictions other than in respect of certain securities; | Not required for drawdown |
| (m) | evidence that each new security document (other than certain securities) has become effective or will become effective immediately after the funding is provided on the first drawdown date; | ** (in substantially agreed form and will become effective once existing financing is repaid upon drawdown) |
| (n) | evidence that all fees payable to the Facility Agent and the Underwriters have been paid in full; | ✓** (within Burns Philp's sole control) |
| (o) | evidence that all registrable TLA Transaction Documents (other than certain securities) have been properly registered in all relevant jurisdiction or are in registrable form; | * |

| Condition precedent | | Status |
|---|---|---|
| (p) | the representations and warranties set out in the TLA Senior Funding Agreement being true on the date any funds are advanced with reference to the facts and circumstances subsisting at that date; and | √** |
| (q) | no event of default, potential event of default or review event (as defined in the TLA Senior Funding Agreement) has occurred and is continuing, and that the provision of any funding will not result in the occurrence of an event of default, potential event of default or review event. | √** |

## PART 2 – CAPITAL NOTES BRIDGE LOAN

The availability of, and drawdown of funds under, the Capital Notes Bridge Loan is subject to the following conditions precedent as set out in the Subordinated Bridge Facility Agreement:

| Condition precedent | | Status |
|---|---|---|
| (a) | satisfaction of all conditions precedent to the TLA Senior Funding Agreement; | See status under Part 1 above |
| (b) | evidence of: | |
| | (i) execution by all parties of the Subordinated Bridge Facility Agreement; | √ |
| | (ii) execution by all parties of the subordination deed between BPC1, CSFB and Burns Philp in favour of senior creditors; and | √ |
| | (iii) stamping (if applicable) of the above documents. | * |
| (c) | a certificate by a director of BPC1 and Burns Philp in the form set out in a schedule to the TLA Senior Funding Agreement attaching the documents (if any) referred to in the certificate; | ** (within Burns Philp's sole control) |
| (d) | legal opinions from Mallesons Stephen Jaques solicitors, Australian solicitors to CSFB and Freehills, Australian solicitors to Burns Philp and BPC1, in a form approved by CSFB, in its capacity as Agent (**Agent**); and | * |
| (e) | evidence that there has not occurred:<br>(1) any event, change or condition (each such event, change or condition, a "Relevant Event") that has had, or could reasonably be expected to have, a material adverse effect on the business, financial or trading position, assets or liabilities, profitability or prospects of Goodman Fielder or any of its subsidiaries, taken as a whole, since 30 June 2002 (except for:<br>(A) such events, changes or conditions disclosed in public filings by Goodman Fielder or any of its subsidiaries prior to the date of the Subordinated Bridge Facility Agreement); and<br>(B) any event, change or condition that may arise as a consequence of the announcement or consummation of the Offer or the financing therefor), | √** |

| Condition precedent | Status |
|---|---|
| and that occurs, is announced or is made or becomes known to Burns Philp (whether or not it is made public) (it being understood that a Relevant Event includes where it becomes known to Burns Philp that information publicly filed by Goodman Fielder or any of its subsidiaries is, or is likely to be, incomplete, incorrect, untrue or misleading); | |
| (2) any event, change or condition that has had, or could reasonably be expected to have, a material adverse effect on the business, assets, operations, financial condition or prospects of Burns Philp and its subsidiaries, taken as a whole, since 30 June 2002 (excluding any event, change or condition that may arise as a consequence of the announcement or consummation of the Offer or the financing therefor) (it being understood that CSFB, as Agent, is not aware of any event, change or condition that has had, or could reasonably be expected to have, such a material adverse effect from 30 June 2002 to 16 January 2003); and | |
| (3) disruption or adverse change in financial, banking or capital markets, or in the market for new issuances of leveraged loans in each case, that could reasonably be expected to materially adversely affect the syndication of the Capital Notes Bridge Loan. | |

## PART 3 – TERM LOAN B FACILITY

The availability and drawdown of funds under, the Term Loan B Facility is subject to the following conditions precedent set out in the TLB Credit Agreement which was amended and restated on 26 February 2003:

| Condition precedent | Status |
|---|---|
| (a) that CSFB, in its capacity as administrative agent (the **Administrative Agent**) shall have received a request by Burns Philp Inc. for funding in the form required by the TLB Credit Agreement; | ** (within Burns Philp's sole control) |
| (b) that the representations and warranties set out in the TLB Credit Agreement shall be true and correct in all material respects on and as of the date any funds are advanced under the TLB Credit Agreement with the same effect as though made on and as of such date, except to the extent such representations and warranties expressly relate to an earlier date; | ✓** |
| (c) that at the time of and immediately after the provision of any funding under the TLB Credit Agreement, no event of default (as defined in the TLB Credit Agreement and set out below in Appendix B, Part 3), or any event or condition which upon notice, lapse of time or both would constitute a event of default, shall have occurred and be continuing; | ✓** |
| (d) that the Administrative Agent (or its counsel) shall have received from each party to the TLB Credit Agreement either (i) a counterpart of the TLB Credit Agreement signed on behalf of such party or (ii) written | ✓ |

| Condition precedent | | Status |
|---|---|---|
| | evidence satisfactory to the Administrative Agent (which may include telecopy transmission of a signed signature page of this Agreement) that such party has signed a counterpart of the TLB Credit Agreement; | |
| (e) | that Administrative Agent shall have received, on behalf of itself and the Lenders, a favourable written opinion of (i) Dewey Ballantine LLP, U.S. counsel for Burns Philp and Burns Philp Inc., (ii) Freehills, Australian counsel for Burns Philp, and (iii) each local counsel in each jurisdiction set out in a schedule to the TLB Credit Agreement except where certain securities required in that jurisdiction have not been provided, in each case;<br>(1) dated the Closing Date;<br>(2) addressed to the Administrative Agent and the Lenders; and<br>(3) in form and substance reasonably acceptable to the Administrative Agent, and Burns Philp and Burns Philp Inc. hereby request such counsel to deliver such opinions. | **<br>(in substantially agreed form) |
| (f) | that the Administrative Agent shall have received (i) a copy of the certificate or articles of incorporation or the constitution or other organisational documents, including all amendments thereto, of each member of the Group that is party to the TLB Credit Agreement and each of the transaction documents referred to in the TLB Credit Agreement (**TLB Transaction Documents**) that is to execute a new TLB Transaction Document certified as of a recent date by an executive officer of a member of the Group that is party to a TLB Transaction Document (**Group Party**) or, in the case of a Group Party incorporated in the United States of America, by the Secretary of State of the state of its organization, and a certificate as to the good standing of each Group Party as of a recent date, from such Secretary of State; (ii) a certificate of the Secretary or Assistant Secretary of each Group Party or Burns Philp dated the date on which any funding is provided pursuant to the TLB Credit Agreement (**Closing Date**) and certifying (A) that attached thereto is a true and complete copy of the by-laws of such Group Party as in effect on the Closing Date and at all times since a date prior to the date of the resolutions described in clause (B) below, if such Group Party has by-laws, (B) that attached thereto is a true and complete copy of resolutions duly adopted by the board of directors or shareholders of such Group Party authorising the execution, delivery and performance of the TLB Transaction Documents other than certain securities to which such person is a party and, in the case of Burns Philp Inc., the borrowings hereunder, and that such resolutions have not been modified, rescinded or amended and are in full force and effect, (C) that the certificate or articles of incorporation or the constitution or other organizational documents of such Group Party have not been amended since the date of the last amendment thereto (including as shown on the certificate of good standing furnished pursuant to clause (i) above, if applicable) and (D) as to the incumbency and specimen signature of each officer or attorney in fact executing any TLB Transaction Document or any other document delivered in connection herewith on behalf of such Group Party other than certain securities; and (iii) a certificate of another officer as to the incumbency and specimen signature of the Secretary or Assistant Secretary executing the certificate pursuant to clause (ii) above. | **<br>(within Burns Philp's sole control) |

| Condition precedent | | Status |
|---|---|---|
| (g) | that the Administrative Agent shall have received a certificate, dated the Closing Date and signed by an executive officer of Burns Philp and Burns Philp Inc., confirming compliance with the conditions precedent set out in paragraphs (b) and (c) of this Appendix A, Part 3; | ** |
| (h) | that the Administrative Agent shall have received all fees and other amounts due and payable on or prior to the Closing Date, including, to the extent invoiced, reimbursement or payment of all out-of-pocket expenses required to be reimbursed or paid by Burns Philp Inc. hereunder or under any other TLB Transaction Document. | √** |
| (i) | that the Administrative Agent shall have received a perfection certificate with respect of each member of the Group that is to provide security that is incorporated or organised under the laws of the United States of America or a State thereof, dated the Closing Date and duly executed by an executive officer of Burns Philp and Burns Philp Inc.; | ** (within Burns Philp's sole control) |
| (j) | that each of the new security documents (other than certain securities), in satisfactory form and substance satisfactory to the Administrative Agent, shall have been, if applicable, duly executed by the parties thereto and delivered to the trustee under the Security Trust Deed and shall be in full force and effect; | ** (in substantially agreed form) |
| (k) | that the Administrative Agent shall have received a certificate of currency from a reputable insurance broker in relation to the Group's global insurance policy confirming that that policy complies with the TLB Credit Agreement; | √ |
| (l) | that BPC1 shall have (i) a relevant interest in at least 90% (by number) (disregarding any relevant interests that Burns Philp has in shares of Goodman Fielder merely because of the operation of Section 608(3) of the Corporations Act 2001 of Australia) of the ordinary shares of Goodman Fielder and (b) acquired at least 75% (by number) of the ordinary shares of Goodman Fielder that BPC1 offered to acquire pursuant to the Offer (whether such interests were acquired under the Offer or otherwise); | Will be satisfied if the corresponding bid condition is satisfied |
| (m) | evidence that the Offer has not been amended or varied since first issue of the Offer without the prior written consent of lenders having commitments representing 50% of the total commitments (or if the commitments have terminated, the aggregate amount of loans outstanding) at such time (**Required Lenders**); *provided* that such consent is not required (i) unless the amendment or variation would result in (A) the bid price for each share of Goodman Fielder under the Offer being an amount which, when multiplied by the aggregate number of all shares being bid for by BPC1 would exceed the total commitment of the Term Loan B Facility, the Term A Facility Agreements, the Capital Notes Bridge Loan and all other committed sources of funding (other than the Revolving Credit Facility) to enable the acquisition of all of the shares of Goodman Fielder or (B) any condition of the Offer that is also a condition to funding under the Term A Facility Agreement and the Revolving Credit Agreement or the Term Loan B Facility being waived, or (ii) without limiting the condition set out in paragraph (l) | √** (within Burns Philp's sole control) |

| Condition precedent | | Status |
|---|---|---|
| | above, for BPC1 to drop its condition of the Offer with respect to having a relevant interest in at least 90% of the ordinary shares of Goodman Fielder; | |
| (n) | that Burns Philp and its subsidiaries shall not, before BPC1 acquires all of the issued shares of Goodman Fielder, have consented to, approved or agreed to the payment or declaration of any dividends by Goodman Fielder or the making of any distributions by Goodman Fielder to its shareholders without the prior written consent of the Administrative Agent, acting on the instructions of the Required Lenders; | √** (within Burns Philp's sole control) |
| (o) | that after giving pro forma effect to the acquisition of Goodman Fielder Shares and the financing therefor (including with respect to any reduction in the amount of any senior debt to be used to finance the transactions referred to in the TLB Credit Agreement (**TLB Transactions**)), on the Closing Date (i) the ratio of Total Debt to Pro Forma LTM EBITDA (as defined in the TLB Credit Agreement) shall not exceed 4.50 to 1.00 and (ii) the ratio of Total Senior Debt to Pro Forma LTM EBITDA (as defined in the TLB Credit Agreement) shall not exceed 3.00 to 1.00; | √** |
| (p) | that substantially contemporaneous with, or prior to, the borrowing under the TLB Credit Agreement: (i) each of the TLA Senior Funding Agreement, the Term A Facility Agreement, the Revolving Facility Agreement, the indenture and associated documentation under which the 10.75% Senior Subordinated Notes due 2011, the Subordinated Bridge Facility Agreement, the TLB Tranche 2 Credit Agreement shall have become effective and (ii) Burns Philp shall use or shall have used at least (A) A$650,000,000 in cash on hand at Burns Philp (the **Closing Date Cash on Hand**) and (B) A$50,000,000 in proceeds from the exercise of share options of Burns Philp held by Rank Group Limited on December 12, 2002 (the **Rank Proceeds**) to finance a portion of the acquisition of shares in Goodman Fielder and (iii) Burns Philp and its subsidiaries shall have borrowed or shall be entitled to issue debentures or borrow thereunder, as the case may be, and shall have issued or shall be entitled to issue New Subordinated Notes in aggregate amounts, when combined with the Closing Date Cash on Hand, the Rank Proceeds and the proceeds of the Term Loan B Facility, sufficient to finance the consummation of the TLB Transactions; | ** |
| (q) | that the Lenders shall have received (i) audited consolidated balance sheets and related statements of income, stockholders' equity and cash flows of Burns Philp for the 2000, 2001 and 2002 financial years, in each case reconciled to U.S. GAAP, and (ii) unaudited consolidated balance sheets and related statements of income, stockholders' equity and cash flows of Burns Philp for (A) each subsequent financial quarter ended 45 days before the Closing Date and (B) each fiscal month after the most recent 2003 financial quarter for which financial statements were received by the Lenders as described above and ended 30 days before the Closing Date; | (i) – √<br>(ii) – √** (within Burns Philp's sole control) |
| (r) | that the Lenders shall have received pro forma consolidated balance sheets and related pro forma consolidated statements of income, and cash flows of Burns Philp as of and for the 12 months ended 30 June 2002 and, if the historical financial statements for the period are available, 31 December | * (within Burns Philp's sole control) |

| Condition precedent | | Status |
|---|---|---|
| | 2002, prepared after giving effect to the TLB Transactions as if the TLB Transactions had occurred as of such dates (in the case of each such balance sheet) or at the beginning of such periods (in the case of such other financial statements); | |
| (s) | that all approvals or consents that are required by law, or by any public authority, as are necessary to permit (i) the Offer or any offer to acquire all share options in Goodman Fielder, as amended (**Options Offer**), (if any) to be lawfully made to and accepted by Goodman Fielder's shareholders and (ii) the TLB Transactions and the other transactions contemplated hereby, are granted, given, made or obtained on an unconditional basis, remain in full force and effect in all respects, and do not become subject to any notice, intimation or indication of intention to revoke, suspend, restrict, modify or not renew the same; | √** |
| (t) | that there shall be no litigation, governmental, administrative or judicial action, actual or threatened, that could reasonably be expected to restrain or prevent the TLB Transactions or the other transactions contemplated hereby (other than a determination by the Australian Securities and Investments Commission or the Australian Takeovers Panel in exercise of the powers and discretions conferred by Chapter 6 of the Corporations Act 2001 of Australia); and | √** |
| (u) | that the Lenders shall have received pro forma projections for Burns Philp and its subsidiaries on a consolidated basis, reasonably satisfactory to the Administrative Agent, for the period from and including the Closing Date to and including 30 June 2009, presented on a quarterly basis for the first 12 months of such period and on a yearly basis thereafter. | √** (within Burns Philp's sole control) |

**PART 4 – TLB Tranche 2 Facility**

The availability and drawdown of funds under the TLB Tranche 2 Facility (as amended and restated by documentation executed on 3 March 2003) is subject to equivalent conditions precedent to those set out in the table relating to the Term Loan B Facility in Annexure B, Part 3. The status of each of those conditions in relation to TLB Tranche 2 is as indicated in that table.

# Annexure C – Events of default

## PART 1 – TERM A FACILITY

The TLA Senior Funding Agreement states that each of these events or circumstances is an event of default:

(a) **(non-payment of principal)** if an entity that borrows funds under the TLA Senior Funding Agreement fails to pay any amount of principal that is due and payable by it under any TLA Transaction Document when it is due;

(b) **(non-payment of other amounts)** if a Group Party fails to pay any amount other than principal that is due and payable by it under any TLA Transaction Document within 2 business days of its due date;

(c) **(other obligations)** if a Group Party fails to comply with any of its obligations under any TLA Transaction Document (other than a failure in relation to another event of default or a failure to obtain and maintain authorisations required under the TLA Senior Facility Agreement) and:

(1) the Facility Agent reasonably considers that the failure cannot be remedied; or

(2) the Facility Agent reasonably considers that the failure can be remedied, and the failure is not remedied within 15 Business Days after the Facility Agent requires Burns Philp to remedy it;

(d) **(misrepresentation)** if any representation, warranty or statement made by, or repeated by, Burns Philp or any of its subsidiaries (the Group Members) in or in connection with any TLA Transaction Document (other than in relation to legal capacity or power) is untrue or misleading (whether by omission or otherwise) in any material respect when so made or repeated;

(e) **(insolvency event)** if an insolvency event (as defined in the TLA Senior Funding Agreement) occurs in respect of a Group Party or any other subsidiary, other than liquidation of an excluded subsidiary in accordance with the TLA Senior Funding Agreement;

(f) **(maintenance of capital)** if Burns Philp passes a resolution:

(1) to permit the giving of financial assistance, whether directly or indirectly, for the purpose of, or in connection with, an acquisition or proposed acquisition by a person of shares or of any right or interest in shares in it or in any holding company of it;

(2) for the reduction of its share capital (including the purchase of its shares but excluding a redemption of redeemable shares) except as permitted under this agreement; or

(3) to limit its ability to make calls on its uncalled share capital,

without the consent of the Facility Agent;

(g) **(Material Adverse Effect)** if an event or a change occurs or a series of events or changes occur which have or is or are likely to have a material adverse effect on the business, financial or trading position, assets or liabilities, profitability or prospects of the Group or the ability of any Group Member to perform any of its obligations under the TLA Transaction Documents **(Material Adverse Effect)** (excluding any event or change that may arise as a consequence of the announcement or consummation of the Offer or the financing for the Offer);

(h) **(cross-default)** if:

(1) any financial indebtedness (as defined under the TLA Senior Funding Agreement) of any Group Member in an amount exceeding AUD40,000,000 (or its equivalent) becomes due

for payment or delivery (other than at the option of the relevant Group Member) before the stated maturity of that financial indebtedness as a result of a default or event of default (however described) (except in the case of certain existing loan agreements of Burns Philp or any financial indebtedness of Goodman Fielder or any of its subsidiaries prior to Goodman Fielder becoming a wholly-owned subsidiary of Burns Philp);

(2) an agreement by any person with any Group Member to provide or underwrite financial accommodation in an amount exceeding AUD40,000,000 (or its equivalent), or to acquire or assume any risk in respect of financial indebtedness in an amount exceeding AUD40,000,000 (or its equivalent), is prematurely terminated as a result of a default or event of default (however described) (except in the case of certain existing loan agreements of Burns Philp or any financial indebtedness of Goodman Fielder or any of its subsidiaries prior to Goodman Fielder becoming a wholly owned subsidiary of Burns Philp); or

(3) any money or commodity owing or deliverable by any Group Member in respect of any financial indebtedness in an amount exceeding AUD40,000,000 (or its equivalent) is not paid or delivered when due for payment or delivery (having regard to any applicable grace period) (except in the case of certain existing loan agreements of Burns Philp or any financial indebtedness or Goodman Fielder or any of its subsidiaries prior to Goodman Fielder becoming a wholly owned subsidiary of Burns Philp);

(i) **(creation of encumbrances)** if any Group Member creates or permits to exist any encumbrance (as defined in the TLA Senior Funding Agreement) over any of its property, other than an encumbrance permitted under the TLA Senior Funding Agreement;

(j) **(enforcement of encumbrances)** if any encumbrance over property of a Group Member that secures an amount in excess of AUD20,000,000 becomes enforceable;

(k) **(compulsory acquisition)** if all or a material part of the property of a Group Member is compulsorily acquired by any government agency or a Group Member sells or divests itself of all or a material part of its property because it is required to do so by a binding order from a government agency, and the Group Member does not receive compensation for the acquisition, sale or disposal that is acceptable to the Facility Agent;

(l) **(inability to perform)** if a Group Member ceases for any reason to be able lawfully to carry out all the transactions that any TLA Transaction Document contemplates may be carried out by it, unless arrangements satisfactory to the Facility Agent to replace the relevant provision are not agreed and implemented to the satisfaction of the Facility Agent within 20 Business Days (or, if Burns Philp demonstrates to the satisfaction of the Facility Agent within that period that it is diligently pursuing a replacement of the relevant provision and that the relevant provision will be able to be replaced as required within such longer period as the Facility Agent may approve, that longer period);

(m) **(Security void)** if:

(1) all or any material provision of any encumbrance, guarantee or undertaking held by the trustee under the Security Trustee Deed (**Security**) or any other security or other "Transaction Document" (as defined under the Security Trust Deed) (**Security Document**) is or becomes void, voidable, illegal or unenforceable or of limited force (other than because of equitable principles or laws affecting creditors' rights generally); or

(2) a Security is not or ceases to be a valid, perfected first-priority encumbrance that secures payment of money or performance (**Security Interest**) in accordance with its terms over the property to which it is expressed to apply;

or a Group Member claims this to be the case, unless the Facility Agent determines in any such case that the affected provision is not material to the subscribers' overall security position;

(n) **(other Transaction Documents void)** if all or any material provision of any TLA Transaction Document other than a Security is or becomes void, voidable, illegal or unenforceable or of limited force (other than because of equitable principles or laws affecting creditors' rights

generally), or a Group Member claims this to be the case, unless arrangements satisfactory to the Facility Agent to replace that provision are not agreed and implemented to the satisfaction of the Facility Agent within 20 Business Days (or, if Burns Philp demonstrates to the satisfaction of the Facility Agent within that period that it is diligently pursuing a replacement of the relevant provision and that the relevant provision will be able to be replaced as required within such longer period as the Facility Agent may approve, that longer period);

(o) **(financial indebtedness)** if a subsidiary incurs financial indebtedness in breach of particular provisions of the TLA Senior Funding Agreement;

(p) **(loss of material authorisations)** if a Group Member ceases to hold:

(1) an authorisation that is necessary to enable it to properly execute the TLA Transaction Documents and to carry out the transactions that they contemplate and to ensure that each TLA Transaction Document is legal, valid, binding and admissible in evidence; or

(2) any material authorisation that is necessary to enable it to properly carry on its business and this has a Material Adverse Effect,

and if the Facility Agent reasonably considers that the cessation can be remedied, the cessation is not remedied within 15 Business days after the Facility Agent requires Burns Philp to remedy it;

(q) **(environmental breach)** if a Group Member breaches an environmental law that is applicable to it, its business or its property in a manner that has a Material Adverse Effect.

## PART 2 – CAPITAL NOTES BRIDGE LOAN

Each of the following is an event of default under the Subordinated Bridge Facility Agreement:

(a) **(non-payment of principal)** BPC1 fails to pay any amount of principal payable that is due and payable by it under any of the Subordinated Bridge Facility Agreement and each of the transaction documents referred to in the Subordinated Bridge Facility Agreement in a form satisfactory to the Financiers (**Capital Notes Transaction Documents**) when it is due; or

(b) **(incorrect representation or warranty)** any representation, warranty or statement made by or repeated by Burns Philp or BPC1 in or in connection with a Capital Notes Transaction Document is untrue or misleading (whether by omission or otherwise) in any material respect when so made or repeated; or

(c) **(insolvency)** an Insolvency Event (as defined under the Subordinated Bridge Loan Facility Agreement) occurs in relation to Burns Philp or BPC1; or

(d) **(voidable Transaction Document)** if all or any material provision of any Capital Notes Transaction Document is or becomes void, voidable, illegal or unenforceable or of limited force (other than because of equitable principles or laws affecting creditors' rights generally) or Burns Philp or BPC1 claims this to be the case, unless arrangements satisfactory to the Agent, to replace that provision are not agreed and implemented to the satisfaction of the Agent within 20 Business Days (or, if Burns Philp demonstrates to the satisfaction of the Agent within that period that it is diligently pursuing a replacement of the relevant provision and that the relevant provisions will be able to be replaced as required within such longer period as the Agent may approve, that longer period).

## PART 3 – TERM LOAN B

The events of default under the TLB Credit Agreement which was amended and restated on 28 February 2003 for the Term Loan B are as follows:

(a) **(non-payment of principal)** if Burns Philp Inc. fails to pay any amount of principal of any loan that is due and payable under the TLB Credit Agreement (**Loan**) when it is due (whether on a repayment date (as defined in the TLB Credit Agreement), the date fixed for prepayment thereof, the acceleration thereof or otherwise);

(b) **(non-payment of other amounts)** if a member of the Burns Philp Group that is party to a TLB Transaction Document **(Group Party)** fails to pay any amount under the TLB Credit Agreement other than principal of any Loan that is due and payable within two business days of its due date;

(c) **(other obligations)** if a Group Party fails to comply with any of its obligations under any TLB Transaction Document (other than a failure in relation to another event of default or a failure to obtain and maintain authorisations as required by the TLB Credit Agreement) and (i) the Administrative Agent (acting at the direction of the Required Lenders) reasonably considers that the failure cannot be remedied or (ii) the Administrative Agent (acting at the direction of the Required Lenders) reasonably considers that the failure can be remedied, and the failure is not remedied within 15 business days after notice thereof by the Administrative Agent to Burns Philp;

(d) **(misrepresentation)** if any representation, warranty or statement made by, any Group Member in or in connection with any TLB Transaction Document (other than under Section 3.01(d)) is untrue or misleading (whether by omission or otherwise) in any material respect when so made or repeated;

(e) **(insolvency event)** if an insolvency event (as defined in the TLB Credit Agreement) occurs in respect of a Group Party or any other subsidiary, other than a liquidation of an excluded subsidiary in accordance with the TLB Credit Agreement;

(f) **(maintenance of capital)** if Burns Philp passes a resolution (i) to permit the giving of financial assistance, whether directly or indirectly, for the purpose of, or in connection with, an acquisition or proposed acquisition by a person of shares or of any right or interest in shares in it or in any holding company of it, (ii) for the reduction of its share capital (including the purchase of its shares but excluding a redemption of redeemable shares) except as permitted under the TLB Credit Agreement or (iii) to limit its ability to make calls on its uncalled share capital, without the consent of the Administrative Agent;

(g) **(Material Adverse Effect)** if an event or a change occurs or a series of events or changes occur which have or is or are likely to have a Material Adverse Effect (excluding any event or change that may arise as a consequence of the announcement or consummation of the Offer or any Options Offer or the financing for the Offer or any Options Offer);

(h) **(cross-default)** if (i) any financial indebtedness (as defined in the TLB Credit Agreement) of any Group Member in an amount exceeding A$40,000,000 (or its equivalent) becomes due for payment or delivery (other than at the option of the relevant Group Member) before the stated maturity of that financial indebtedness as a result of a default or event of default (however described) (except in the case of certain existing loan agreements of Burns Philp or any financial indebtedness of Goodman Fielder or any of its subsidiaries prior to Goodman Fielder becoming a wholly-owned subsidiary of Burns Philp so long as such financial indebtedness of Goodman Fielder or such subsidiary is repaid promptly after the Control Date), (ii) an agreement by any person with any Group Member to provide or underwrite financial accommodation in an amount exceeding A$40,000,000 (or its equivalent), or to acquire or assume any risk in respect of financial indebtedness in an amount exceeding A$40,000,000 (or its equivalent), is prematurely terminated as a result of a default or event of default (however described) (except in the case of certain existing loan agreements of Burns Philp or any financial indebtedness of Goodman Fielder or any of its subsidiaries prior to Goodman Fielder becoming a wholly-owned subsidiary of Burns Philp) or (iii) any money or commodity owing or deliverable by any Group Member in respect of any financial indebtedness in an amount exceeding A$40,000,000 (or its equivalent) is not paid or delivered when due for payment or delivery (having regard to any applicable grace period) (except in the case of certain existing loan agreements of Burns Philp or any financial indebtedness of Goodman Fielder or any of its subsidiaries prior to Goodman Fielder becoming a wholly-owned subsidiary of Burns Philp);

(i) **(creation of encumbrances)** if any Group Member creates or permits to exist any encumbrance (as defined in the TLB Credit Agreement) over any of its property, other than an encumbrance permitted under the TLB Credit Agreement;

(j) **(enforcement of encumbrances)** if any encumbrance over property of a Group Member that secures an amount in excess of A$20,000,000 becomes enforceable;

(k) **(compulsory acquisition)** if all or a material part of the property of a Group Member is compulsorily acquired by any government agency (as defined in the TLB Credit Agreement) or a Group Member sells or divests itself of all or a material part of its property because it is required to do so by a binding order from a government agency, and the Group Member does not receive compensation for the acquisition, sale or disposal that is acceptable to the Administrative Agent;

(l) **(inability to perform)** if a Group Member ceases for any reason to be able lawfully to carry out all the transactions that any TLB Transaction Document contemplates may be carried out by it, unless arrangements satisfactory to the Administrative Agent to replace the relevant provision are not agreed and implemented to the satisfaction of the Administrative Agent within 20 business days (or, if Burns Philp demonstrates to the satisfaction of the Administrative Agent within that period that it is diligently pursuing a replacement of the relevant provision and that the relevant provision will be able to be replaced as required within such longer period as the Administrative Agent may approve, that longer period);

(m) **(Security void)** if (i) all or any material provision of any Security or any other Security Document is or becomes void, voidable, illegal or unenforceable or of limited force (other than because of equitable principles or laws affecting creditors' rights generally) or (ii) a Security is not or ceases to be a valid, perfected first-priority Security Interest in accordance with its terms over the property to which it is expressed to apply, or a Group Member claims this to be the case, unless the Administrative Agent determines in any such case that the affected provision is not material to the Lenders' overall security position;

(n) **(other Transaction Documents void)** if all or any material provision of any TLB Transaction Document other than a Security is or becomes void, voidable, illegal or unenforceable or of limited force (other than because of equitable principles or laws affecting creditors' rights generally), or a Group Member claims this to be the case, unless arrangements satisfactory to the Administrative Agent to replace that provision are not agreed and implemented to the satisfaction of the Administrative Agent within 20 business days (or, if Burns Philp demonstrates to the satisfaction of the Administrative Agent within that period that it is diligently pursuing a replacement of the relevant provision and that the relevant provision will be able to be replaced as required within such longer period as the Administrative Agent may approve, that longer period);

(o) **(financial indebtedness)** if Burns Philp or a subsidiary incurs financial indebtedness in breach of the TLB Credit Agreement;

(p) **(loss of material Authorisations)** if a Group Member ceases to hold: (i) an authorisation (as defined in the TLB Credit Agreement) that is necessary to enable it to properly execute the TLB Transaction Documents and to carry out the transactions that they contemplate and to ensure that each TLB Transaction Document is legal, valid, binding and admissible in evidence or (ii) any material authorization that is necessary to enable it to properly carry on its business and this has a Material Adverse Effect, and if the Administrative Agent reasonably considers that the cessation can be remedied, the cessation is not remedied within 15 business days after the Administrative Agent requires Burns Philp to remedy it;

(q) **(environmental breach)** if a Group Member breaches an environmental law (as defined in the TLB Credit Agreement) that is applicable to it, its business or its property in a manner that has a Material Adverse Effect;

(r) **(Change in Control)** if a Change in Control occurs which is not rectified or remedied within 30 days so as to remove the change in control;

**Change in Control** means any of the following events:

(1) if at any time none of Mr. Graeme Hart (or, in the event of his incompetence or death, his estate, heirs, executor, administrator, committee or other personal representative),

any of his immediate family members (the **Hart Family**) or any entity controlled directly or indirectly by a member or members of the Hart Family or any trust for the benefit of a member of the Hart Family (collectively, the **Permitted Holders**) (i) has, or together have, a beneficial interest (directly or indirectly) in Burns Philp, calculated on a fully diluted basis, of at least 35% of the issued share capital of Burns Philp and (ii) is, or together are, the single largest shareholder, or group of shareholders, in Burns Philp on a fully diluted basis;

(2) individuals who on the Closing Date constituted the board of directors of Burns Philp (together with any new directors (i) appointed or nominated by one or more Permitted Holders or (ii) whose election by such board of directors of Burns Philp or whose nomination for election by the shareholders of Burns Philp, was approved by a vote of a majority of the directors of Burns Philp then still in office who were either directors on the Closing Date or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the board of directors of Burns Philp then in office; or

(3) Burns Philp shall cease to own directly, or indirectly through one or more of its wholly-owned subsidiaries, beneficially and of record, 100% of the issued and outstanding shares of capital stock, partnership interests, membership interests in a limited liability company, beneficial interests in a trust or other equity interests in any person, or any obligations convertible into or exchangeable for, or giving any person a right, option or warrant to acquire such equity interests or such convertible or exchangeable obligations of Burns Philp Inc.

(s) (**involuntary U.S. proceeding**) an involuntary proceeding shall be commenced or an involuntary petition shall be filed seeking (i) liquidation, reorganisation or other relief in respect of Burns Philp or any subsidiary or its debts, or of a substantial part of its assets, under any United States Federal or state bankruptcy, insolvency, receivership or similar law now or hereafter in effect (a **US Insolvency Law**) or (ii) the appointment of a receiver, trustee, custodian, sequestrator, conservator or similar official for Burns Philp or any subsidiary or for a substantial part of its assets under any US Insolvency Law, and, in any such case, such proceeding or petition shall continue undismissed for 60 days or an order or decree approving or ordering any of the foregoing shall be entered; and

(t) (**voluntary U.S. proceeding**) Burns Philp or any subsidiary shall (i) voluntarily commence any proceeding or file any petition seeking liquidation, reorganization or other relief under any US Insolvency Law, (ii) consent to the institution of, or fail to contest in a timely and appropriate manner, any proceeding or petition described in paragraph (s) above, (iii) apply for or consent to the appointment of a receiver, trustee, custodian, sequestrator, conservator or similar official for Burns Philp or any of its subsidiaries or for a substantial part of its assets under any US Insolvency Law, (iv) file an answer admitting the material allegations of a petition filed against it in any such proceeding or (v) take any action for the purpose of effecting any of the foregoing.

Notwithstanding the above, no event of default or default will occur if (i) Burns Philp breaches the indenture dated 21 June 2002, governing the 9.75% senior subordinated notes due 15 July 2012 issued by Burns Philp Capital (**the Indenture**), as a result of Burns Philp failing to cause Goodman Fielder or any of its subsidiaries to provide a Guaranty Agreement (as defined in the Indenture) at the time that BPC1 acquires more than 50% of the ordinary shares of Goodman Fielder or any of its subsidiaries or (ii) an event of default (under and as defined in the Indenture) occurs under the Indenture as a result of any Indebtedness (as defined in the Indenture) of Goodman Fielder or any of its subsidiaries that is outstanding at the time that BPC1 acquires more than 50% of the ordinary shares of Goodman Fielder or any of its subsidiaries being unpaid or accelerated prior to the Control Date, in each case unless and until the Trustee (as defined in the Indenture) (or the Holders (as defined in the Indenture) of at least 25% in principal amount of the Securities (as defined in the Indenture)) declares the principal of, and accrued but unpaid interest on, the Securities (as defined in the Indenture) to be due and payable.

**PART 4 – TLB Tranche 2 Facility**

The events of default under the TLB Tranche 2 Credit Agreement are as follows:

(a) (**non-payment of principal**) if Burns Philp Inc. fails to pay any amount of principal of any loan that is due and payable under the TLB Tranche 2 Credit Agreement (**TLB2 Loan**) when it is due (whether on a repayment date (as defined in the TLB Tranche 2 Credit Agreement), the date fixed for prepayment thereof, the acceleration thereof or otherwise);

(b) (**non-payment of other amounts**) if a Group Party fails to pay any amount under the TLB Tranche 2 Credit Agreement other than principal of any TLB2 Loan that is due and payable within two business days of its due date;

(c) (**other obligations**) if a Group Party fails to comply with any of its obligations under any TLB2 Transaction Document (other than a failure in relation to another event of default or a failure to obtain and maintain authorisations as required by the TLB Tranche 2 Credit Agreement and (i) the Administrative Agent (acting at the direction of the Required Lenders) reasonably considers that the failure cannot be remedied or (ii) the Administrative Agent (acting at the direction of the Required Lenders) reasonably considers that the failure can be remedied, and the failure is not remedied within 15 business days after notice thereof by the Administrative Agent to Burns Philp;

(d) (**misrepresentation**) if any representation, warranty or statement made by, any Group Member in or in connection with any TLB2 Transaction Document (other than under Section 3.01(d)) is untrue or misleading (whether by omission or otherwise) in any material respect when so made or repeated;

(e) (**insolvency event**) if an insolvency event (as defined in the TLB Tranche 2 Credit Agreement) occurs in respect of a Group Party or any other subsidiary, other than a liquidation of an excluded subsidiary in accordance with the TLB Tranche 2 Credit Agreement;

(f) (**maintenance of capital**) if Burns Philp passes a resolution (i) to permit the giving of financial assistance, whether directly or indirectly, for the purpose of, or in connection with, an acquisition or proposed acquisition by a person of shares or of any right or interest in shares in it or in any holding company of it, (ii) for the reduction of its share capital (including the purchase of its shares but excluding a redemption of redeemable shares) except as permitted under the TLB Tranche 2 Credit Agreement or (iii) to limit its ability to make calls on its uncalled share capital, without the consent of the Administrative Agent;

(g) (**Material Adverse Effect**) if an event or a change occurs or a series of events or changes occur which have or is or are likely to have a Material Adverse Effect (excluding any event or change that may arise as a consequence of the announcement or consummation of the Offer or any Options Offer or the financing for the Offer or any Options Offer);

(h) (**cross-default**) if (i) any financial indebtedness (as defined in the TLB Tranche 2 Credit Agreement) of any Group Member in an amount exceeding A$40,000,000 (or its equivalent) becomes due for payment or delivery (other than at the option of the relevant Group Member) before the stated maturity of that financial indebtedness as a result of a default or event of default (however described) (except in the case of certain existing loan agreements of Burns Philp
or any financial indebtedness of Goodman Fielder or any of its subsidiaries prior to Goodman Fielder becoming a wholly-owned subsidiary of Burns Philp so long as such financial indebtedness of Goodman Fielder or such subsidiary is repaid promptly after the Control Date), (ii) an agreement by any person with any Group Member to provide or underwrite financial accommodation in an amount exceeding A$40,000,000 (or its equivalent), or to acquire or assume any risk in respect of financial indebtedness in an amount exceeding A$40,000,000 (or its equivalent), is prematurely terminated as a result of a default or event of default (however described) (except in the case of certain existing loan agreements of Burns Philp or any financial

indebtedness of Goodman Fielder or any of its subsidiaries prior to Goodman Fielder becoming a wholly-owned subsidiary of Burns Philp) or (iii) any money or commodity owing or deliverable by any Group Member in respect of any financial indebtedness in an amount exceeding A$40,000,000 (or its equivalent) is not paid or delivered when due for payment or delivery (having regard to any applicable grace period) (except in the case of certain existing loan agreements of Burns Philp or any financial indebtedness of Goodman Fielder or any of its subsidiaries prior to Goodman Fielder becoming a wholly-owned subsidiary of Burns Philp);

(i) **(creation of encumbrances)** if any Group Member creates or permits to exist any encumbrance (as defined in the TLB Tranche 2 Credit Agreement) over any of its property, other than an encumbrance permitted under the TLB Tranche 2 Credit Agreement;

(j) **(enforcement of encumbrances)** if any encumbrance over property of a Group Member that secures an amount in excess of A$20,000,000 becomes enforceable;

(k) **(compulsory acquisition)** if all or a material part of the property of a Group Member is compulsorily acquired by any government agency (as defined in the TLB Tranche 2 Credit Agreement) or a Group Member sells or divests itself of all or a material part of its property because it is required to do so by a binding order from a government agency, and the Group Member does not receive compensation for the acquisition, sale or disposal that is acceptable to the Administrative Agent;

(l) **(inability to perform)** if a Group Member ceases for any reason to be able lawfully to carry out all the transactions that any TLB2 Transaction Document contemplates may be carried out by it, unless arrangements satisfactory to the Administrative Agent to replace the relevant provision are not agreed and implemented to the satisfaction of the Administrative Agent within 20 business days (or, if Burns Philp demonstrates to the satisfaction of the Administrative Agent within that period that it is diligently pursuing a replacement of the relevant provision and that the relevant provision will be able to be replaced as required within such longer period as the Administrative Agent may approve, that longer period);

(m) **(Security void)** if (i) all or any material provision of any Security or any other Security Document is or becomes void, voidable, illegal or unenforceable or of limited force (other than because of equitable principles or laws affecting creditors' rights generally) or (ii) a Security is not or ceases to be a valid, perfected first-priority Security Interest in accordance with its terms over the property to which it is expressed to apply, or a Group Member claims this to be the case, unless the Administrative Agent determines in any such case that the affected provision is not material to the Lenders' overall security position;

(n) **(other Transaction Documents void)** if all or any material provision of any TLB2 Transaction Document other than a Security is or becomes void, voidable, illegal or unenforceable or of limited force (other than because of equitable principles or laws affecting creditors' rights generally), or a Group Member claims this to be the case, unless arrangements satisfactory to the Administrative Agent to replace that provision are not agreed and implemented to the satisfaction of the Administrative Agent within 20 business days (or, if Burns Philp demonstrates to the satisfaction of the Administrative Agent within that period that it is diligently pursuing a replacement of the relevant provision and that the relevant provision will be able to be replaced as required within such longer period as the Administrative Agent may approve, that longer period);

(o) **(financial indebtedness)** if Burns Philp or a subsidiary incurs financial indebtedness in breach of the TLB Tranche 2 Credit Agreement;

(p) **(loss of material Authorisations)** if a Group Member ceases to hold: (i) an authorisation (as defined in the TLB Tranche 2 Credit Agreement) that is necessary to enable it to properly execute the TLB2 Transaction Documents and to carry out the transactions that they contemplate and to ensure that each TLB2 Transaction Document is legal, valid, binding and admissible in evidence or (ii) any material authorization that is necessary to enable it to properly carry on its business and this has a Material Adverse Effect, and if the Administrative Agent reasonably considers that the cessation can be remedied, the cessation is not remedied within

15 business days after the Administrative Agent requires Burns Philp to remedy it;

(q) **(environmental breach)** if a Group Member breaches an environmental law (as defined in the TLB Tranche 2 Credit Agreement) that is applicable to it, its business or its property in a manner that has a Material Adverse Effect;

(r) **(Change in Control)** if a Change in Control occurs which is not rectified or remedied within 30 days so as to remove the change in control;

(s) **(involuntary U.S. proceeding)** an involuntary proceeding shall be commenced or an involuntary petition shall be filed seeking (i) liquidation, reorganisation or other relief in respect of Burns Philp or any subsidiary or its debts, or of a substantial part of its assets, under any US Insolvency Law or (ii) the appointment of a receiver, trustee, custodian, sequestrator, conservator or similar official for Burns Philp or any subsidiary or for a substantial part of its assets under any US Insolvency Law, and, in any such case, such proceeding or petition shall continue undismissed for 60 days or an order or decree approving or ordering any of the foregoing shall be entered; and

(t) **(voluntary U.S. proceeding)** Burns Philp or any subsidiary shall (i) voluntarily commence any proceeding or file any petition seeking liquidation, reorganization or other relief under any US Insolvency Law, (ii) consent to the institution of, or fail to contest in a timely and appropriate manner, any proceeding or petition described in paragraph (s) above, (iii) apply for or consent to the appointment of a receiver, trustee, custodian, sequestrator, conservator or similar official for Burns Philp or any of its subsidiaries or for a substantial part of its assets under any US Insolvency Law, (iv) file an answer admitting the material allegations of a petition filed against it in any such proceeding or (v) take any action for the purpose of effecting any of the foregoing.

Notwithstanding the above, no event of default or default will occur if (i) Burns Philp breaches the Indenture, as a result of Burns Philp failing to cause Goodman Fielder or any of its subsidiaries to provide a Guaranty Agreement (as defined in the Indenture) at the time that BPC1 acquires more than 50% of the ordinary shares of Goodman Fielder or any of its subsidiaries or (ii) an event of default (under and as defined in the Indenture) occurs under the Indenture as a result of any indebtedness (as defined in the Indenture) of Goodman Fielder or any of its subsidiaries that is outstanding at the time that BPC1 acquires more than 50% of the ordinary shares of Goodman Fielder or any of its subsidiaries being unpaid or accelerated prior to the Control Date, in each case unless and until the Trustee (as defined in the Indenture) (or the Holders (as defined in the Indenture) of at least 25% in principal amount of the Securities (as defined in the Indenture)) declares the principal of, and accrued but unpaid interest on, the Securities (as defined in the Indenture) to be due and payable.

Design and Production: DownerMancini|design

Burns Philp